ASX RELEASE | May 17, 2021 | NASDAQ:PLL, ASX:PLL

IMPLEMENTATION OF SCHEME

Piedmont Lithium Inc. (NASDAQ:PLL, ASX:PLL) (Piedmont or Company) is pleased to advise that the scheme of arrangement (Scheme) to give effect to the re-domiciliation of Piedmont Lithium Limited (Piedmont Australia) from Australia to the United States of America has been implemented.

All Piedmont Australia shares have been transferred to Piedmont. The Scheme consideration, comprising Piedmont CDIs and Piedmont shares, has been issued to Piedmont Australia shareholders and Piedmont Australia ADS holders respectively, other than ineligible foreign shareholders and small parcel holders who did not make an election (Non-Electing Small Parcel Holders).
Ineligible foreign shareholders and Non-Electing Small Parcel Holders will have the Scheme consideration that they would have otherwise been entitled to receive issued to a sale agent who will then sell those Piedmont CDIs and remit the proceeds to those shareholders.
Further information
If you require further information or have questions, please contact the please contact the Piedmont Scheme Information Line on 1300 218 182 (within Australia) or +61 3 9415 4233 (outside Australia) Monday to Friday between 8:30am and 5:00pm (AEDT).
This announcement has been authorized for release by the Company’s Chief Executive Officer.

For further information, contact:

Keith Phillips	Brian Risinger
President & CEO	VP - Investor Relations and Corporate Communications
T: +1 973 809 0505	T: +1 704 910 9688
E: kphillips@piedmontlithium.com	E: brisinger@piedmontlithium.com